EXHIBIT 23.1



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Registration Statement of Pacific Sunwear of California, Inc. on Form S-8 pertaining to the Pacific Sunwear of California, Inc. 2005 Performance Incentive Plan of our reports dated April 4, 2005, relating to the consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the consolidated financial statements as of January 31, 2004 and for the years ended January 31, 2004 and February 1, 2003) and management's report on the effectiveness of internal control over financial reporting, appearing in the Company's Annual Report on Form 10-K for the year ended January 29, 2005.


/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Costa Mesa, California
September 26, 2005